04015203

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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52390

RECEIVED FEB 27 2004 PROCESSING WASH. D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Countrywide Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1515 Walnut Grove Ave.
(No. and Street)

Rosemead (City) CA (State) 91770-3710 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dean E. Quackenbush 805-381-4227
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

1000 Wilshire Blvd., Suite 300 (Address) Los Angeles (City) CA (State) 90017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dean E. Quackenbush, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Countrywide Investment Services, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Dean E. Quackenbush
Signature

Chief Financial Officer
Title

State of California
County of Los Angeles
Macrina Inocelda De Guzman
Notary Public

MACRINA INOCELDA DE GUZMAN
Commission # 1337618
Notary Public - California
Los Angeles County
My Comm. Expires Jan 5, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Report of
Independent Certified Public Accountants

COUNTRYWIDE INVESTMENT SERVICES, INC.

(A wholly owned subsidiary of Countrywide
Financial Holding Company, Inc.)

December 31, 2003

CONTENTS

	Page
Report of Independent Certified Public Accountants	3
Financial Statements	
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Stockholder's Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8
Supplementary Information	
Report of Independent Certified Public Accountants on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission	14
SCHEDULE I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	15
Report of Independent Certified Public Accountants on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission	16

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Countrywide Investment Services, Inc.

We have audited the accompanying statement of financial condition of Countrywide Investment Services, Inc. (A wholly owned subsidiary of Countrywide Financial Holding Company, Inc.) as of December 31, 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Countrywide Investment Services, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Los Angeles, California
February 6, 2004

Suite 300
1000 Wilshire Blvd.
Los Angeles, CA 90017-2464
T 213.627.1717
F 213.624.6793
W www.grantthornton.com

Grant Thornton LLP

COUNTRYWIDE INVESTMENT SERVICES, INC.
(A wholly owned subsidiary of
Countrywide Financial Holding Company, Inc.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Cash	$ 2,521,065
Deposits with clearing company	50,000
Accounts receivable	12,654
Property, equipment and capitalized software at cost- net of accumulated depreciation and amortization	58,967
Prepaid expenses	24,295
Total assets	$ 2,666,981

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable & accrued liabilities	$ 27,023
Due to affiliate	2,097,525
Total liabilities	2,124,548
Stockholder's equity	
Common stock authorized, 1,000 shares of $1.00 par value; issued and outstanding, 1,000 shares	1,000
Additional paid-in capital	2,689,000
Accumulated deficit	(2,147,567)
Total stockholder's equity	542,433
Total liabilities and stockholder's equity	$ 2,666,981

The accompanying notes are an integral part of this statement.

COUNTRYWIDE INVESTMENT SERVICES, INC.
(A wholly owned subsidiary of
Countrywide Financial Holding Company, Inc.)

STATEMENT OF OPERATIONS

Year Ended December 31, 2003

Revenues	
Commissions, fees and other income	$ 221,097
Interest earned	110,822
Total revenues	331,919
Expenses	
Salaries and related	486,195
Professional	76,460
Occupancy	30,578
Office	47,312
Marketing	27,172
Clearing firm	130,000
Licenses and fees	44,849
Interest	83,025
Data processing	79,776
Other operating	12,804
Total expenses	1,018,171
Loss before income taxes	(686,252)
Income tax benefit	264,206
Net loss	$ (422,046)

The accompanying notes are an integral part of this statement.

COUNTRYWIDE INVESTMENT SERVICES, INC.
(A wholly owned subsidiary of
Countrywide Financial Holding Company, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2003

	Number of Shares	Common Stock	Additional Paid-in-Capital	Accumulated Deficit	Total
Balances at December 31, 2002	1,000	$1,000	$2,689,000	$(1,725,521)	$964,479
Net loss	-	-	-	(422,046)	(422,046)
Balances at December 31, 2003	1,000	$1,000	$2,689,000	$(2,147,567)	$542,433

The accompanying notes are an integral part of this statement.

COUNTRYWIDE INVESTMENT SERVICES, INC.
(A wholly owned subsidiary of
Countrywide Financial Holding Company, Inc.)

STATEMENT OF CASH FLOWS

Year Ended December 31, 2003

Cash flows from operating activities:	
Net loss	$ (422,046)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Depreciation and amortization	19,759
Increase in accounts receivable	(10,754)
Decrease in prepaid expenses	14,253
Increase in accounts payable and accrued liabilities	27,023
Net cash used by operating activities	(371,765)
Cash flows from investing activities:	
Capital expenditures	(1,520)
Cash flows from financing activities:	
Increase in due to affiliate	365,353
Net decrease in cash	(7,932)
Cash at beginning of year	2,528,997
Cash at end of year	$ 2,521,065

The accompanying notes are an integral part of this statement.

COUNTRYWIDE INVESTMENT SERVICES, INC.
(A wholly owned subsidiary of
Countrywide Financial Holding Company, Inc.)

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

Countrywide Investment Services, Inc. (the "Company") is a wholly owned subsidiary of Countrywide Financial Holding Company, Inc. (the "Parent"), which in turn is a wholly owned subsidiary of Countrywide Financial Corporation, Inc. (CFC). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), NASD, and the Municipal Securities Rule Making Board (the "MSRB"). The Company became a licensed broker-dealer with the NASD on July 12, 2000. The Company engages in trades of stocks, bonds, municipal securities, mutual funds and annuities with retail customers. Transactions are cleared on a fully disclosed basis through National Financial Services, LLC ("NFS"), or in the case of "application way" transactions, directly at the issuing entity. The Company receives customer funds and promptly transmits them to NFS, mutual fund administrators, insurance companies and other organizations, as required.

The Company conducts its business through registered representatives who are also fully-salaried, deposit-related employees of an affiliate banking entity, Countrywide Bank, a division of Treasury Bank, N. A., ("the Bank"). The Bank, also a wholly owned subsidiary within the Countrywide family of companies, serves retail banking customers. At year end, these employees operated within thirty one "Financial Centers" distributed throughout various states, currently including California, Florida, Texas, Arkansas, Pennsylvania and New Jersey. The Company has instituted extensive procedures, training and notices to ensure the "non-deposit investment" and "deposit" businesses remain properly distinct.

The Company primarily recommends only "packaged products" - mutual funds, municipal fund securities (commonly called "529 plans") and annuity products, limiting execution of direct equity transactions to an "unsolicited" basis. The Company has entered into formal selling agreements with eight mutual fund companies, five variable annuity and two fixed annuity carriers to sell these products and receives from them approved sales material and prospectuses.

Significant Accounting Policies

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. The classification and reporting of items appearing herein are consistent in all material respects with that Rule.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - Continued

Commission Revenue and Expense

Commission revenue earned from customer transactions and related expenses are recorded on a trade date basis. There are three primary sources of revenue generated by the company, as follows:

1. Direct Revenue: Direct revenue consists of commissions generated from customer transactions on trades that are placed directly with package providers, as opposed to transactions processed through the Company's clearing firm. The majority of the direct revenue is generated from the sales of variable annuities, fixed annuities and mutual funds.
2. Clearing Firm Revenue: Clearing firm revenue consists of commissions generated from customer transactions on trades that are processed through the Company's clearing firm. Clearing firm revenue generally consists of commissions earned on the sales of mutual funds and stocks.
3. Interest Income: The majority of interest income is generated via an intercompany billing to the Company's parent, and is based on the cash balance in the Company's non-interest bearing trust account. The balance in this account at year-end was $2,521,065. The Company earned a weighted average interest rate of 4.4% for the year ended December 31, 2003.

Income Taxes

CFC and its subsidiaries, including the Company, have elected to file consolidated federal and combined state income and franchise tax returns. The policy of the Parent is for each member of the consolidated group to recognize tax expense or benefit based on that member's financial statement income or loss at the rate of 38.5%. The income tax expense or benefit is settled monthly with CFC.

Stock Option Plans

The Company participates in the CFC stock-based compensation plans (the "Plans") that provide for the granting of both qualified and non qualified options to employees and directors of the Company. Options are generally granted at the average market price of CFC's common stock on the date of grant and are exercisable beginning one year from the date of grant and expire up to ten years from the date of grant. Options granted to directors vest one year from date of grant. All other options vest at 25% per year, following one year from date of grant. The Company accounts for these Plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. No compensation expense related to these stock options has been recognized in earnings as all options granted under the Plans had an exercise price equal to the market value of the underlying common stock on the date of the grant. During the year, CFC declared and paid a 4 to 3 stock dividend, which has been reflected in the stock option table below.

COUNTRYWIDE INVESTMENT SERVICES, INC.
(A wholly owned subsidiary of
Countrywide Financial Holding Company, Inc.)

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - Continued

Stock option transactions for the Company under the Plans were as follows.

	Year Ended December 31, 2003
Number of Shares:	
Outstanding options at beginning of year	39,432
Options granted	2,400
Options exercised	(28,497)
Options expired or cancelled	-
Outstanding options at end of year	13,335
Weighted Average Exercise Price:	
Outstanding options at beginning of year	$20.79
Options granted	47.94
Options exercised	19.44
Options expired or cancelled	-
Outstanding options at end of year	$28.57
Options exercisable at end of year	7,067

Status of the outstanding stock options under the Plans as of December 31, 2003 was as follows:

	Outstanding Options			Exercisable Options	
Exercise Price Range	Weighted Average Remaining Contractual Life (Years)	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$20.30 – 30.45	4.6	9,702	$22.77	7,067	$20.31
30.46 – 40.00	8.9	1,233	36.43	-	-
40.01 – 50.00	9.3	1,680	44.08	-	-
50.01 – 56.94	9.4	720	56.94	-	-
$ 20.30 – $56.94	5.8	13,335	$28.75	7,067	$20.31

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - Continued

The following table illustrates the effect on net loss if the Company had applied CFC's fair value recognition provision of FASB Statement No. 123, "Accounting for Stock-Based Compensation", to stock based compensation.

	Year ended December 31, 2003
Net loss as reported	$(422,046)
Deduct: total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(17,655)
Pro forma net loss	$(439,701)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year ended December 31, 2003
Expected life in years:	4.16 to 4.90
Risk-free interest rate:	2.09% to 2.35%
Dividend yield:	0.68% to 0.84%
Volatility:	33%

The average fair value of options granted in 2003 was $13.67.

NOTE 2 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 (and the rules of various regulatory agencies also provide that equity capital may not be withdrawn or cash dividends paid if the resulting capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $458,824, which was $317,187 in excess of required net capital.

The Company is exempt from the provisions of Rule 15c3-3 since the Company's activities are limited to those set forth in the conditions for exception appearing in paragraph (k)(2)(I) of that Rule. Because of such exemption, the Company is not required to prepare a determination of reserve requirements for brokers or dealers.

NOTE 3 - TRANSACTIONS WITH AFFILIATES

During 2003, the Company paid affiliates $18,135 for data processing services, $30,578 for rent, and $48,960 for accounting and consulting services. The Company had unsecured intercompany borrowings from affiliates totaling $2,097,525 at December 31, 2003. Interest expense of $83,025 was charged on the intercompany payable using a weighted average rate of 4.31% for the year ended December 31, 2003.

NOTE 4 - EMPLOYEE BENEFIT PLANS

Eligible full time employees are covered under CFC's defined benefit plans, including medical, dental, life insurance, dependent care and others. A portion of the employee benefit plan expense is allocated to the Company based upon the Company's employees' participation in these plans.

Eligible full-time employees of the Company are also covered under CFC's defined benefit pension and tax deferred savings and investment plans. A portion of the benefit plan expense is allocated to the Company based upon the percentage of the Company's salary expense to the total salary expense of CFC and its subsidiaries and based upon the Company's employees' participation in these plans. The Company expense related to these plans was $20,647 for the year ended December 31, 2003. Since the Company participates in these plans with other subsidiaries of CFC, an analysis setting forth the funding status at December 31, 2003 cannot be separately determined for the Company.

NOTE 5 – CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances in one financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2003, uninsured amounts held at this financial institution total $2,421,065. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

SUPPLEMENTARY INFORMATION

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON
SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Countrywide Investment Services, Inc.

We have audited the accompanying financial statements of Countrywide Investment Services, Inc. as of and for the year ended December 31, 2003, and have issued our report thereon dated February 6, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole of Countrywide Investment Services, Inc., which are presented in the preceding section of this report. The supplementary information contained in Schedule I on the following page is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Los Angeles, California
February 6, 2004

Suite 300
1000 Wilshire Blvd.
Los Angeles, CA 90017-2464
T 213.627.1717
F 213.624.6793
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

COUNTRYWIDE INVESTMENT SERVICES, INC.
(A wholly owned subsidiary of
Countrywide Financial Holding Company, Inc.)

December 31, 2003

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2003

NET CAPITAL		
Stockholder's equity		$ 542,433
Total capital		542,433
Deductions and/or charges		
Non-allowable assets:		
Property, equipment and capitalized software, net	$58,967	
Prepaid expense	24,295	
Other assets	347	
Total non-allowable assets	83,609	
Total deductions and/or charges		83,609
Net capital before haircuts on securities		458,824
Haircuts on securities		-
Net capital		$ 458,824
COMPUTATION OF NET CAPITAL REQUIREMENT		
Aggregate indebtedness		$2,124,548
Net capital required (6 2/3 % of aggregate indebtedness)		141,637
Excess net capital		317,187

There are no material differences between the above computation and the computation included with the Company's Focus II form X-17A-5 for the year ended December 31, 2003.

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Countrywide Investment Services, Inc.

In planning and performing our audit of the financial statements of Countrywide Investment Services, Inc. (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

Suite 300
1000 Wilshire Blvd.
Los Angeles, CA 90017-2464
T 213.627.1717
F 213.624.6793
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Los Angeles, California
February 6, 2004